December 1, 2006

Ms. Joyce Sweeney

Senior Staff Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:                             Washington Mutual, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed August 9, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File Number: 001-14667

Dear Ms. Sweeney:

We have received the staff’s comment letter dated October 31, 2006. Our response to each of those comments is set forth below:

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Form 10-K/A, filed August 9, 2006

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies, page 99

1.               We have reviewed your response to comment four of our letter dated September 15, 2006. In your response you state that your ongoing productivity improvements and efficiency measures are conducted through an enterprise-wide program of continuous business process improvement and do not represent activities that are authorized under a comprehensive restructuring plan. Please tell us the process through which specific activities are planned and authorized related to your ongoing productivity and efficiency initiatives. Provide us with a description of the specific activities, the timing of activities, and quantify the related costs incurred as part of your ongoing productivity and improvement initiatives during 2005 and 2006, excluding those associated with the sale of your asset management business and the partial sale of your mortgage loan servicing portfolio. For each activity please tell us how you evaluated whether the activity constitutes an exit activity within the scope of SFAS 146.

Response

The Company’s view is that change occurs in its businesses and operations every day and that an “exit or disposal activity” under FAS 146 means something more than the normal and routine changes that occur in the ordinary course.1  As indicated in our response to the first comment of the September 15, 2006 letter, the Company’s ongoing productivity and efficiency initiatives are conducted through a program of continuous business process improvement known as “Operational Excellence”, which was initially introduced in 2003.  Operational Excellence seeks to drive value creation in our Company through the combination of improving our processes and improving our customer’s experience.

We execute Operational Excellence by using a common, scalable problem-solving approach to eliminate redundancy and waste, increase efficiency and exploit synergies in every part of our Company, all with a focus on the customer.  This common, scalable problem-solving approach takes one of two forms, “QuickValue” or the “Value Delivery System,” depending upon the complexity of the problem to be solved.   QuickValue is best used for simple, localized issues that can be solved quickly, producing solutions that require minimal time and training to implement.  The Value Delivery System is best used for complex problems that are more cross-functional in nature and impact, require more robust data collection and analysis and produce solutions that require formal training and time to implement.

As Operational Excellence evolved and became further ingrained within the Company’s corporate culture, the number of QuickValue and Value Delivery System projects significantly increased.  In 2004, 84 Operational Excellence QuickValue projects and 60 Value Delivery System projects were initiated.  In 2005, that number increased to 121 and 111, respectively.   These initiatives have ordinarily been identified and executed within individual business units of the Company and have not been interrelated, and have occurred in the ordinary course.  Therefore, we believe that our approach to continuous process improvement is not an exit activity or restructuring plan, nor are the individual Quick Value and Value Delivery System projects in these years, none of which had a material effect on the Company’s results of operations.

The Company’s proposed MD&A disclosure of the Operational Excellence process, which was also included in the response to comment one of the September 15th letter, stated that, from time to time, the implementation of such initiatives may lead to material changes in the Company’s operations, resulting in staff reductions, the closure or relocation of administrative support facilities, the closure or relocation of one or more home loan centers, or the renegotiation or termination of lease agreements or other forms of contracts.

1 For purposes of FAS 146, an exit activity includes but is not limited to a “restructuring,” defined as “a program that is planned or controlled by management, and materially changes either:  (a) the scope of a business undertaken by an enterprise; or (b) the manner in which the business is conducted.”

The 2006 activities have included the closure of loan operations facilities and home loan centers, the closure of telephone call centers, the outsourcing of corporate administrative functions, technology services and loan appraisal functions, and the closure of retail branches.  The purpose of these initiatives are consistent with the normal pursuit of any enterprise to operate in the most efficient manner possible and do not represent activities that have occurred as a result of a fundamental change in the scope of the Company’s business or the manner in which the Company’s business is conducted.  To underscore the routine nature of these initiatives, the Company has not granted special, one-time termination benefits, which are often associated with an exit or disposal activity, to the affected employees; such employees are only entitled to the same, pre-existing separation benefits that are available to any worker who is involuntarily terminated in the ordinary course.

In contrast, the partial sale of the mortgage loan servicing portfolio and the sale of the retail mutual fund management business do represent material changes in the scope of the Company’s business.  Unlike the approval process for executing productivity and efficiency initiatives, the planned sales of these businesses were reviewed and approved by the Company’s Board of Directors.

Form 8-K filed October 18, 2006

Exhibit 99.3

2.               We note in the furnished prepared remarks for your October 18, 2006 conference call, Kerry Killinger states that you anticipate that the MSR sale, the sale of your mutual fund management company, and your productivity and efficiency initiatives, when taken together, to be accretive to earnings in 2007. Please tell us how you determined the expected impact of each item individually on earnings in 2007.

Response

Washington Mutual does not provide forward-looking earnings per share guidance to analysts and investors, instead providing guidance concerning the key drivers of the Company’s future performance, what is commonly called “driver guidance.”  Nevertheless, the Company may give forward-looking estimates of the future dilutive or accretive effect on earnings per share of specific actions being undertaken by the Company, which is most often the case when the Company undertakes an acquisition or disposition.  The dilutive effect on future earnings per share from the sale of the Company’s retail mutual fund management business would be transparent by virtue of its disclosure as a discontinued operation.  The same is not true of the Company’s sale of a part, albeit a significant part, of the Company’s MSR portfolio.  Anticipating that analysts and investors would seek information regarding the future impact of the MSR sale, the Company decided to disclose the estimated effect of that sale, along with the impact of productivity and efficiency initiatives and the sale of the retail mutual fund management business, to diluted earnings per share in 2007.

Quantitative information in response to your comment is contained in a separate paragraph that has been redacted from this letter. Registrant has requested Confidential Treatment for the information in this paragraph pursuant to SEC Rule 83 and will provide the unredacted version to the staff under separate cover.

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Any additional comments or questions may be addressed to John F. Woods at (206) 500-4163 or to Tony Goulart, III, First Vice President — Financial Reporting Manager at (206) 500-3077.

Sincerely,

Thomas W. Casey

Executive Vice President — Chief Financial Officer

John F. Woods

Senior Vice President — Controller